

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.



एवं बांड विभाग
य कार्यालय,
बैंक भवन,
कामा मार्ग,
मुंबई 400 021. मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82-4524

क्रमांक / No. : CO / S & B / CO/S&B/PCR/2006/

दिनांक / Date : 09-11-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

LISTING AGREEMENT: CLAUSE 36
MEDIUM TERM NOTE (MTN) PROGRAMME
UPDATION AND ENLARGING OF SCOPE

SUPPL

We enclose for your information a copy of our letter No.CO/S&B/PCR/3300 dated the 09-11-2006 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

PROCESSED
DEC 01 2006
THOMSON
FINANCIAL


NOV 22 2006
WASH, D.C.
156

The Executive Director,
Bombay Stock Exchange Ltd.,
Listing Department,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B /

दिनांक / Date :

FILE NO. 82.4524

CO/S&B/PCR/2006/3300

09-11-2006

Dear Sir,

LISTING AGREEMENT: CLAUSE 36
MEDIUM TERM NOTE (MTN) PROGRAMME
UPDATION AND ENLARGING OF SCOPE

In terms of Clause 36 of the Listing Agreement, we advise that the Bank's MTN programme for USD 1 Billion was set up by the Bank in November 2004 and was upsized to USD 2 Billion in August 2005. The Programme has been updated and its scope enlarged to include raising of funds for Capital purposes (Upper Tier II and Hybrid Tier I) and for the inclusion of Nassau or other foreign offices including London for the purpose of issuance of Notes. The Programme is listed at Singapore Stock Exchange.

Yours faithfully,

General Manager
(Shares & Bonds)


S B I C O Mumbai
S & B Deptt

हिंदी में पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B /

दिनांक / Date :

CO/S&B/PCR/2006/ 3331

10-11-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

LISTING AGREEMENT: CLAUSE 36
SHARING OF BANK'S ATM NETWORK WITH OTHER BANKS

We enclose for your information a copy of our letter No.CO/S&B/PCR/3321 dated the November 10, 2006 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B /

दिनांक / Date :

CO/S&B/PCR/2006/3321 10-11-2006

Dear Sir,

LISTING AGREEMENT: CLAUSE 36
SHARING OF BANK'S ATM NETWORK WITH OTHER BANKS

In terms of Clause 36 of the Listing Agreement, we advise that the Bank had entered into an arrangement regarding bilateral sharing of ATMs with Canara Bank on November 9, 2006.

Yours faithfully,

General Manager
(Shares & Bonds)





भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B / दिनांक / Date :

CO/S&G/PCR/2006/3163 28-10-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
REVIEWED (UNAUDITED) FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER 2006

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/3150 dated the October 28, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai alongwith a copy of the reviewed (unaudited) financial results for quarter ended 30th September 2006.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B / CO/S&B/PCR/2006/3150

दिनांक / Date : 28-10-2006

Dear Sir,

LISTING AGREEMENT
REVIEWED (UNAUDITED) FINANCIAL RESULTS FOR THE QUARTER ENDED 30th SEPTEMBER 2006.

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the reviewed (unaudited) financial results of the Bank for the quarter ended the 30th September 2006, taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER



हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढ़ावा मिलेगा.

STATE BANK OF INDIA

Central Office, Mumbai - 400 021.

UNAUDITED FINANCIAL RESULTS FOR THEQUARTER/ HALF-YEAR ENDED 30TH SEPTEMBER 2006

(Rs in crores)

	Particulars	State Bank of India					State Bank of India (Consolidated)				
		Quarter ended		Half-year ended		Year ended	Quarter ended		Half-year ended		Year ended
		30.09.2006 (Reviewed)	30.09.2005 (Reviewed)	30.09.2006 (Reviewed)	30.09.2005 (Reviewed)	31.03.2006 (Audited)	30.09.2006 (Reviewed)	30.09.2005 (Reviewed)	30.09.2006 (Reviewed)	30.09.2005 (Reviewed)	31.03.2006 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	9377.47	8561.41	18213.62	17727.70	35794.93	13549.27	11968.36	26358.92	24398.87	49707.48
	(a) Interest/discount on advances/bills	5901.71	4305.55	11369.06	8269.63	17696.30	8706.53	6287.01	16710.58	12078.84	25899.27
	(b) Income on Investments	2874.40	3611.09	5814.61	7372.07	13977.53	4189.25	4976.68	8452.18	10084.60	19313.62
	(c) Interest on balances with Reserve Bank of India and other interbank funds	395.98	474.40	740.10	989.65	1760.97	505.46	530.69	920.92	1111.16	2079.53
	(d) Others	205.38	170.37	289.85	1096.35	2360.13	148.03	174.98	276.24	1124.27	2415.06
2	Other Income	1433.76	1294.63	3196.36	2871.19	7388.69	2706.09	2004.92	5185.71	4058.91	11127.44
	(A) TOTAL INCOME (1+2)	10811.23	9856.04	21409.98	20598.89	43183.62	16255.36	13974.28	31545.63	28457.78	60834.92
3	Interest Expended	5478.82	4953.46	10430.88	9866.51	20159.29	7967.23	6816.86	15241.65	13527.03	27871.74
4	Operating Expenses (e) + (f)	2859.84	2919.66	5670.09	5309.98	11725.10	4712.36	4104.65	8952.89	7595.44	17601.30
	(e) Payments to and provisions for employees	1954.71	2041.18	3879.00	3674.75	8123.04	2648.30	2689.06	5260.21	4842.28	10763.80
	(f) Other Operating Expenses	905.13	878.48	1791.09	1635.23	3602.06	2064.06	1415.59	3692.68	2753.16	6837.50
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	8338.66	7873.12	16100.97	15176.49	31884.39	12679.59	10921.51	24194.54	21122.47	45473.04
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	2472.57	1982.92	5309.01	5422.40	11299.23	3575.77	3052.77	7351.09	7335.31	15361.88
	(D) Provisions and Contingencies (net of write-back)	681.34	817.54	1963.30	2584.12	4393.08	831.69	1282.07	2656.02	3626.49	6470.82
	— of which provisions for Non-performing assets	116.11	10.74	287.66	246.74	147.81	199.79	127.93	485.62	380.04	414.06
	(E) Provision for Taxes	606.74	-49.98	1362.65	400.09	2499.48	942.32	138.02	1866.92	734.03	3229.57
	— of which provisions for Fringe Benefit Tax (FBT)	-70.00	-66.00	22.50	19.00	458.00	-57.83	-9.52	44.62	86.55	620.30
	(F) NET PROFIT (C - D - E)	1184.49	1215.36	1983.06	2438.19	4406.67	1801.76	1632.68	2828.15	2974.79	5661.49
	(G) NET PROFIT AFTER MINORITY INTEREST						1734.45	1590.75	2697.45	2913.42	5529.92
5	Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30	526.30	526.30	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	27117.79	23545.84	27117.79	23545.84	27117.79	36680.41	32025.50	36680.41	32025.50	36680.41
7	Analytical Ratios										
	(i) Percentage of shares held by Government of India	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil
	(ii) Capital Adequacy Ratio	12.63%	11.30%	12.63%	11.30%	11.88%					12.55%
	(iii) Earnings per Share (in Rs.)	22.51 (not annualised)	23.09 (not annualised)	37.68 (not annualised)	46.33 (not annualised)	83.73	32.95 (not annualised)	30.22 (not annualised)	51.26 (not annualised)	55.36 (not annualised)	105.07
	(iv) (a) Amount of gross non-performing assets	10306.49	12531.83	10306.49	12531.83	10375.75					
	(b) Amount of net non-performing assets	4734.40	5235.08	4734.40	5235.08	4906.42					
	(c) % of gross NPAs	3.57%	5.26%	3.57%	5.26%	3.88%					
	(d) % of net NPAs	1.67%	2.27%	1.67%	2.27%	1.87%					
	(v) Return on Assets (Annualised)	0.91%	1.00%	0.78%	1.03%	0.89%					
8	Shareholding pattern										
	a) Reserve Bank of India ..... No. of shares	314338700	314338700	314338700	314338700	314338700					
	..... % of shareholding	59.73%	59.73%	59.73%	59.73%	59.73%					
	b) Others ..... No. of shares	211960178	211960178	211960178	211960178	211960178					
	..... % of shareholding	40.27%	40.27%	40.27%	40.27%	40.27%					

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs in crores)

		Particulars	Quarter ended		Half-year ended		Year ended
			30.09.2006 (Reviewed)	30.09.2005 (Reviewed)	30.09.2006 (Reviewed)	30.09.2005 (Reviewed)	31.03.2006 (Audited)
1		Segment Revenue (income)					
	a	Banking Operations	10350.43	8514.62	19860.17	16527.87	35265.88
	b	Treasury Operations	3004.47	4340.36	6610.95	8861.48	17436.77
		Total	13354.90	12854.98	26471.12	25389.35	52702.65
		Less : Inter Segment Revenue	2607.00	3000.25	5213.00	5808.75	11474.69
		Net Income from Operations	10747.90	9854.73	21258.12	19580.60	41227.96
2		Segment Results (Profit before tax)					
	a	Banking Operations	1796.81	1223.80	3407.12	2415.30	6042.34
	b	Treasury Operations	-68.91	-390.72	-213.27	-723.31	-1991.32
		Total	1727.90	833.08	3193.85	1691.99	4051.02
		Add : Unallocated income (net of unallocated expenses)	63.33	332.30	151.86	1146.29	1918.65
		Profit before Tax	1791.23	1165.38	3345.71	2838.28	5969.67
		Less : Income Tax (including FBT)	606.74	-49.98	1362.65	400.09	2499.48
		Add : Extraordinary Profit					936.48
		Net Profit	1184.49	1215.36	1983.06	2438.19	4406.67
3		Segment Assets					
	a	Banking Operations	382211.31	427057.00	382211.31	427057.00	382211.31
	b	Treasury Operations	219555.40	216956.54	219555.40	216956.54	219555.40
	c	Unallocated	2583.13	3984.33	2583.13	3984.33	2583.13
		Less : Eliminations	110480.29	188115.00	110480.29	188115.00	110480.29
		Total	493869.55	459882.87	493869.55	459882.87	493869.55
4		Segment Liabilities					
	a	Banking Operations	357682.71	404730.11	357682.71	404730.11	357682.71
	b	Treasury Operations	216439.91	215211.31	216439.91	215211.31	216439.91
	c	Unallocated	812.08	0.00	812.08	0.00	812.08
		Less : Eliminations	108709.24	184130.69	108709.24	184130.69	108709.24
		Total	466225.46	435810.73	466225.46	435810.73	466225.46

(Segment Assets and Liabilities are as on 31st March of the previous year)

1. The working results for the quarter/half-year ended 30th September 2006 have been arrived at after considering provisions for NPAs, Bonus, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and other contingencies on an estimated basis
2. The effect of the revised Accounting Standard - 15 on employee benefits (which has come into effect from 1st April 2006) has not been considered, pending receipt of clarifications from Reserve Bank of India.
3. The Bank has modified the segmental pricing methodology from 01.04.2006. Consequently the Segment Results are not comparable with the previous periods
4. Number of Investors Complaints received and disposed of during the quarter ended 30th September, 2006 : (i) Pending at the beginning of the quarter 115 (ii) Received during the quarter 576 (iii) Disposed of during the quarter 585. (iv) Lying unresolved at the end of the quarter 106
5. The figures of previous periods have been regrouped / rearranged, wherever necessary, to correspond to current periods' classification.

The above results have been taken on record by the Central Board of the Bank on the 28th October 2006 and subjected to Review by Auditors

Mumbai
Date : 28th October, 2006

YOGESH AGARWAL
Managing Director & Group Executive
(National Banking)

T. S. BHATTACHARYA
Managing Director & Group Executive
(Corporate Banking)

D. P. BHATT
CHAIRMAN

"Visit SBI on the Internet at http://www.sbi.co.in"



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B /

दिनांक / Date :

CO/S&B/PCR/2006/ 20-10-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

LISTING AGREEMENT: CLAUSE 36
E-Trading Arrangement

We enclose for your information a copy of our letter No.CO/S&B/PCR/3129 dated the October 20, 2006 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)



SEC MAIL PROCESSING
RECEIVED
NOV 22 2006
WASH, D.C.
156
SECTION

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888.

FILE NO. 82.4524

क्रमांक / No. : CO / S & B /

दिनांक / Date :

CO/S&B/PCR/2006/3129 20-10-2006

Dear Sir,

LISTING AGREEMENT: CLAUSE 36
E-Trading Arrangement

In terms of Clause 36 of the Listing Agreement, we advise that the Bank had entered into an arrangement with M/s Motilal Oswal Securities Private Limited (MOSL) for providing e-trading services to our customers.

Yours faithfully,

General Manager
(Shares & Bonds)



हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B /

दिनांक / Date :

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/PCR/2006/3221 01-11-2006

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
CHANGE IN DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/3204 dated 1st November 2006 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FILE NO. 82.4524



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / CO/S&B/PCR/2006/3204

दिनांक / Date : 01-11-2006

Dear Sir,

LISTING AGREEMENT : CHANGE IN DIRECTORS
CLAUSE NO.30

In terms of Clause 30 (b) of the Listing Agreement, we advise that vide Notification F.No.9/11/2004-BO..1 dated the 31st October 2006, Government of India nominated Shri. Vinod Rai, Secretary (Financial Sector), Department of Economic Affairs, Ministry of Finance, as Director on the Board of State Bank of India with effect from 31st October 2006, vice Shri. Ashok Jha.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

S.B.I. C.O. Mumbai — S & B Deptt

हिंदी के पत्राचार का हम स्वागत करते हैं. हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढ़ावा मिलेगा.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B / दिनांक / Date :

CO/S&B/PCR/2006/ 3214 01-11-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : QUARTERLY REVIEW OF FINANCIAL RESULTS FOR THE QUARTER ENDED – 30th September, 2006.

We enclose for your information a copy of our letter No.CO/S&B/PCR2006/3186 dated 01.11.2006 addressed to Bombay Stock Exchange Ltd., Mumbai, enclosing thereto a copy of Quarterly results of our Bank for the quarter ended 30th September, 2006, which has been subjected to review by Auditors, alongwith a copy of the review report of the auditors duly signed.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढ़ावा मिलेगा.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

FILE NO. 32.4524

क्रमांक / No. : CO / S & B / CO/S&B/PCR/2006/ 3186

दिनांक / Date : 01-11-2006

Dear Sir,

LISTING AGREEMENT : QUARTERLY REVIEW OF FINANCIAL RESULTS FOR THE QUARTER ENDED – 30th September 2006.

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of Quarterly results of our Bank for the quarter ended 30th September, 2006, which has been subjected to review by Auditors and duly signed. We enclose a copy of the Review Report of the Auditors.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)


S & B Deptt.

FILE NO. 82.4524,

STATE BANK OF INDIA

Central Office, Mumbai - 400 021.

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/ HALF-YEAR ENDED 30TH SEPTEMBER 2006

(Rs in crores)

Particulars	Quarter ended 30.09.2006 (Reviewed)	Quarter ended 30.09.2005 (Reviewed)	Half-year ended 30.09.2006 (Reviewed)	Half-year ended 30.09.2005 (Reviewed)	Year ended 31.03.2006 (Audited)
1 Interest Earned (a) + (b) + (c) + (d)	9377.47	8561.41	18213.62	17727.70	35794.93
(a) Interest/discount on advances/bills	5901.71	4305.55	11369.06	8269.63	17696.30
(b) Income on Investments	2674.40	3611.09	5814.61	7372.07	13977.53
(c) Interest on balances with Reserve Bank of India and other interbank funds	395.98	471.40	740.10	989.65	1760.97
(d) Others	205.38	170.37	289.85	1096.35	2360.13
2 Other Income	1433.76	1294.63	3196.36	2871.19	7388.69
(A) TOTAL INCOME (1+2)	10811.23	9856.04	21409.98	20598.89	43183.62
3 Interest Expended	5478.82	4953.46	10430.88	9866.51	20159.29
4 Operating Expenses (e) + (f)	2859.84	2919.66	5670.09	5309.98	11725.10
(e) Payments to and provisions for employees	1954.71	2041.18	3879.00	3674.75	8123.04
(f) Other Operating Expenses	905.13	878.48	1791.09	1635.23	3602.06
(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	8338.66	7873.12	16100.97	15176.49	31884.39
(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	2472.57	1982.92	5309.01	5422.40	11299.23
(D) Provisions and Contingencies (net of write-back)	681.34	817.54	1963.30	2584.12	4393.08
-- of which provisions for Non-performing assets	116.11	10.74	287.66	246.74	147.81
(E) Provision for Taxes	606.74	-49.98	1362.65	400.09	2499.48
-- of which provisions for Fringe Benefit Tax (FBT)	70.00	66.00	22.50	19.00	458.00
(F) NET PROFIT (C - D - E)	1184.49	1215.36	1983.06	2438.19	4406.67
5 Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30
6 Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	27117.79	23545.84	27117.79	23545.84	27117.79
7 Analytical Ratios					
(i) Percentage of shares held by Government of India	nil	nil	nil	nil	nil
(ii) Capital Adequacy Ratio	12.63%	11.30%	12.63%	11.30%	11.88%
(iii) Earnings per Share (in Rs.)	22.51 (not annualised)	23.09 (not annualised)	37.68 (not annualised)	46.33 (not annualised)	83.73
(iv) (a) Amount of gross non-performing assets	10306.49	12531.83	10306.49	12531.83	10375.75
(b) Amount of net non-performing assets	4734.40	5235.08	4734.40	5235.08	4906.42
(c) % of gross NPAs	3.57%	5.26%	3.57%	5.26%	3.88%
(d) % of net NPAs	1.67%	2.27%	1.67%	2.27%	1.87%
(v) Return on Assets (Annualised)	0.91	1.00%	0.78%	1.03%	0.89%
8 Shareholding pattern					
a) Reserve Bank of India ..... No. of shares	314338700	314338700	314338700	314338700	314338700
..... % of shareholding	59.73%	59.73%	59.73%	59.73%	59.73%
b) Others ..... No. of shares	211960178	211960178	211960178	211960178	211960178
..... % of shareholding	40.27%	40.27%	40.27%	40.27%	40.27%

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs in crores)

		Particulars	Quarter ended 30.09.2006 (Reviewed)	Quarter ended 30.09.2005 (Reviewed)	Half-year ended 30.09.2006 (Reviewed)	Half-year ended 30.09.2005 (Reviewed)	Year ended 31.03.2006 (Audited)
1		Segment Revenue (income)					
	a	Banking Operations	10350.43	8514.62	19860.17	16527.87	35265.88
	b	Treasury Operations	3004.47	4340.36	6610.95	8861.48	17436.77
		Total	13354.90	12854.98	26471.12	25389.35	52702.65
		Less : Inter Segment Revenue	2607.00	3000.25	5213.00	5808.75	11474.69
		Net Income from Operations	10747.90	9854.73	21258.12	19580.60	41227.96
2		Segment Results (Profit before tax)					
	a	Banking Operations	1796.81	1223.80	3407.12	2415.30	6042.34
	b	Treasury Operations	-68.91	-390.72	-213.27	-723.31	-1991.32
		Total	1727.90	833.08	3193.85	1691.99	4051.02
		Add./ Less : Unallocated	63.33	332.30	151.86	1146.29	1918.65
		Profit before Tax	1791.23	1165.38	3345.71	2838.28	5969.67
		Less : Income Tax (including FBT)	606.74	-49.98	1362.65	400.09	2499.48
		Add : Extraordinary Profit					936.48
		Net Profit	1184.49	1215.36	1983.06	2438.19	4406.67
3		Segment Assets					
	a	Banking Operations	382211.31	427057.00	382211.31	427057.00	382211.31
	b	Treasury Operations	219555.40	216956.54	219555.40	216956.54	219555.40
	c	Unallocated	2583.13	3984.33	2583.13	3984.33	2583.13
		Less : Eliminations	110480.29	188115.00	110480.29	188115.00	110480.29
		Total	493869.55	459882.87	493869.55	459882.87	493869.55
4		Segment Liabilities					
	a	Banking Operations	357682.71	404730.11	357682.71	404730.11	357682.71
	b	Treasury Operations	216439.91	215211.31	216439.91	215211.31	216439.91
	c	Unallocated	812.08	0.00	812.08	0.00	812.08
		Less : Eliminations	108709.24	134130.69	108709.24	184130.69	108709.24
		Total	466225.46	435810.73	466225.46	435810.73	466225.46

(Segment Assets and Liabilities are as on 31st March of the previous year).

Notes :

1. The working results for the quarter/half-year ended 30th September 2006 have been arrived at after considering provisions for NPAs, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and Other Contingencies on an estimated basis.

2. The effect of the revised Accounting Standard-15 on employee benefits (which has come in to effect from 1st April 2006) has not been considered, pending receipt of clarifications from Reserve Bank of India.

3. The Bank has modified the segmental pricing methodology from 01.04.2006. Consequently the Segment Results are not comparable with the previous periods.

4. The figures of previous periods have been regrouped / rearranged, wherever necessary, to correspond to current period's classification.

The above results have been taken on record by the Central Board of the Bank on the 28th October 2006 and were subjected to Review by the Auditors.

YOGESH AGARWAL Managing Director & GE (NB)	T. S. BHATTACHARYA Managing Director & GE (CB)	O. P. BHATT Chairman

In terms of our Review Report of even date.

B. M. Chatrath & Co., **Chartered Accountants** Sachidananda Krishnan Partner : M.No. 51626	**Khandelwal & Jain & Co.,** **Chartered Accountants** Shivratan Agarwal Partner : M.No. 104180	**R G N Price & Co.,** **Chartered Accountants** R. Rangarajan Partner : M.No. 41883
G. S. Mathur & Co., **Chartered Accountants** Rajiv Wadhawan Partner : M.No. 91007	**Vinay Kumar & Co.,** **Chartered Accountants** V. K. Agrawal Partner : M.No. 13795	**M. M. Nissim & Co.,** **Chartered Accountants** Sanjay Khemani Partner : M.No. 44577
Laxminiwas & Jain, **Chartered Accountants** Laxminiwas Sharma Partner : M.No. 14244	**Chaturvedi & Co.,** **Chartered Accountants** S. C. Chaturvedi Partner : M.No. 12705	**S K Mittal & Co.,** **Chartered Accountants** S. K. Chopra Partner : M.No. 14907
Kanwalia & Co., **Chartered Accountants** B. K. Kanwalia Partner : M.No. 7719	**M Choudhury & Co.,** **Chartered Accountants** D. Choudhury Partner : M.No. 52066	**K. P. Rao & Co.,** **Chartered Accountants** K. Surya Prakash Partner : M.No. 18857
Vardhaman & Co., **Chartered Accountants** V. Baskaran Partner : M.No. 12202		


S.B.I. C.O. Mumbai
S & B Deptt.

Mumbai.
23th October 2006.

LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF STATE BANK OF INDIA FOR THE QUARTER/HALF-YEAR ENDED 30TH SEPTEMBER 2006

We, the undersigned Auditors, have reviewed the accompanying statement of unaudited financial results of State Bank of India for the quarter/half-year ended September 30, 2006. This statement is the responsibility of the Bank's Management.

2 The financial results incorporate the relevant returns of 39 branches reviewed by us, 623 branches reviewed by the Bank's Concurrent Auditors, 9 Foreign Offices reviewed by Local Auditors and unreviewed returns in respect of 8662 branches (including 18 Foreign Offices). In the conduct of our review, in addition to 39 branches reviewed by us, we have taken note of the review reports in respect of non-performing assets received from the Bank's Concurrent Auditors of domestic branches and local auditors of foreign offices aggregating 632 branches / offices. This review covers 59.78% of the advances portfolio excluding outstandings of asset recovery branches and food credit advance of the bank. Further, this review also covers 52.69% of NPAs as on September 30, 2006.

3 A review of interim financial information consists principally of applying analytical procedures for financial data and making enquiries from persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an audit opinion.

4. Attention is invited to Note No. 2 of the unaudited financial results regarding non-compliance of Accounting Standard–15 (Revised) on employee benefits, the effect of which remains to be ascertained.

5. Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results has not disclosed the information required to be disclosed in terms of Clause 41 of the

Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters.

B. M. Chatrath & Co.,
Chartered Accountants

Sachidananda Krishnan
Partner : M.No. 51626

Khandelwal & Jain & Co.,
Chartered Accountants

Shivratan Agarwal
Partner : M.No. 104180

R G N Price & Co.,
Chartered Accountants

R. Rangarajan
Partner : M.No. 41883

G. S. Mathur & Co.,
Chartered Accountants

Rajiv Wadhawan
Partner : M.No. 91007

Vinay Kumar & Co.,
Chartered Accountants

V. K. Agrawal
Partner : M.No. 13795

M. M. Nissim & Co.,
Chartered Accountants

Sanjay Khemani
Partner : M.No. 44577

Laxminiwas & Jain,
Chartered Accountants

Laxminiwas Sharma
Partner : M.No. 14244

Chaturvedi & Co.,
Chartered Accountants

S. C. Chaturvedi
Partner : M.No. 12705

S K Mittal & Co.,
Chartered Accountants

S. K. Chopra
Partner : M.No. 14907

Kanwalia & Co.,
Chartered Accountants

B. K. Kanwalia
Partner : M.No. 7719

M Choudhury & Co.,
Chartered Accountants

D. Choudhury
Partner : M.No. 52066

K. P. Rao & Co.,
Chartered Accountants

K. Surya Prakash
Partner : M.No. 18857


S.B.I. C.O.
S & B Deptt

Vardhaman & Co.,
Chartered Accountants

V. Baskaran
Partner : M.No. 12202

Mumbai,
28th October 2006.